UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Tosok to Break Ground on Automotive Components Manufacturing Plant in Mexico

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on July 31, 2014, in Kyoto, Japan

Nidec Tosok to Break Ground on Automotive Components

Manufacturing Plant in Mexico

Nidec Corporation (NYSE:NJ) today announced that one of its consolidated subsidiaries, Nidec Tosok Corporation (“Nidec Tosok”), has completed the purchase of land in the state of San Luis Potosi, Mexico, for a planned construction of NIDEC TOSOK de MEXICO, S.A. de C.V. (“New Company”) established in May 2014. The New Company slated for construction will mainly undertake the manufacture of automatic transmission control valves targeted at the North American automobile market.

Nidec Tosok expects the New Company to capitalize on broad competitive advantages provided by San Luis Potosi, including proximity to global automakers and their supply-chain participants serving the North American automobile market. The construction of the New Company is part of an initiative aligned with Nidec Group’s region-specific market approach that positions Mexico as the key North American production center under its global manufacturing framework.

Details are as follows:

Outline of the New Company

(1)   Company name: NIDEC TOSOK de MEXICO, S.A. de C.V.

(2)   Location: San Luis Potosi, the United Mexican States

(3)   Representative Director and President: Tetsuya Ichikawa

(4)   Establishment: May 2014

(5)   Line of business: Manufacturing of control valves for automobiles’ automatic transmission

(6)   Capital: 1.6 billion yen (entirely invested by Nidec Tosok)

(7)   Planned investments: 4.5 billion yen for Phase 1 (of a 3-phase construction plan totaling 15 billion yen)

(8)   Number of employees: Approximately 800 for Phase 1 (and up to 3,000 after the completion of Phase 3)

(9)   Total site area: 87,500 square meters

(10)  Factory area: 13,000 square meters (Phase 1)

Schedule

Completion of factory construction: May 2015 (plan)

Start of production: August 2016 (plan)

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